Notice to ASX 25 October 2022 Rio Tinto plc and Rio Tinto Limited general meetings – Address by the Chair Dominic Barton, Chair Rio Tinto plc and Rio Tinto Limited 2022 general meetings, London and Perth **Check against delivery** Good morning to everyone here in London and good afternoon to everyone in Perth. My name is Dominic Barton, I am the Chair of Rio Tinto, and I am pleased to welcome you to the general meetings of Rio Tinto plc here in London, and Rio Tinto Limited in Perth. These meetings have been convened to approve Rio Tinto’s entry into a joint venture with China Baowu Steel Group to develop the Western Range Mine in the Pilbara, and the associated iron ore offtake agreement. Details of this transaction are set out in the shareholder circulars published on 15 September 2022. As quorums are present, I now declare the general meetings open. First, I would like to acknowledge the traditional owners of the land that we are meeting on in Perth today, the Wadjuk people of the Noongar Nation, and pay my respects to their elders past and present. I'd like also to acknowledge the traditional owners of the lands where we operate and thank them for their continued custodianship of their country. I also acknowledge that the decisions we make in today’s meeting may impact the land of the Yinhawangka people, and I pay my respects to their elders past and present. The general meetings in London and in Perth are being held contemporaneously by audio-visual link, pursuant to the Rio Tinto plc Articles of Association and the Rio Tinto Limited constitution. To introduce to you those on stage in both locations, with me in London, we have, from your left: Rio Tinto’s Chief Financial Officer, Peter Cunningham; our Chief Executive, Jakob Stausholm; and on your right, our Group Company Secretary, Steve Allen. On stage in Perth, we have two of our Australian Non-Executive Directors, from your left: Ben Wyatt; and Simon McKeon; And our Australian Company Secretary, Tim Paine. We also have Simon Trott, our Chief Executive - Iron Ore in attendance at the Perth meeting. I will be chairing both meetings, but I also appoint Simon McKeon as the supplementary chair of the meeting in Perth to have all the powers necessary for the purpose of keeping good order at that meeting. When the time comes for shareholders to ask any questions they may have, those present at the Rio Tinto Limited meeting in Perth will be able to address questions to me via the audio‑visual communication facilities. If the audio-visual communication facilities linking the contemporaneous meetings fail for any reason, the meetings will not be invalidated. The two meetings will proceed from that point as separate meetings. Simon McKeon would then chair the Rio Tinto Limited meeting. As I mentioned, the purpose of today’s meetings is to vote on the proposal before you, namely to approve the entry into a joint venture with China Baowu Steel Group to develop the Western Range Mine in the Pilbara, and the associated iron ore offtake agreement. EXHIBIT 99.2

Notice to ASX/LSE Page 2 of 4 I propose that, with your consent, the notice of the meeting set out in the shareholder circular should be taken as read. The meeting has been called because Baowu, for the reasons set out in the shareholder circular, is considered to be in a position of influence in relation to Rio Tinto Limited for the purposes of the Listing Rules of the Australian Securities Exchange. This assessment, together with the aggregated value of the various elements of the transaction as further described in the shareholder circular, mean the transaction requires shareholder approval under the ASX Listing Rules. Under the Listing Rules of the London Stock Exchange, the transaction is viewed as a ‘smaller related party transaction’, for which shareholder approval is not required. However, Rio Tinto operates under a dual-listed companies structure, which is governed by an agreement known as the DLC merger sharing agreement. This agreement regulates the relationship between Rio Tinto Limited and Rio Tinto plc under that structure, and provides that all shareholders must vote as a joint electorate on certain matters which affect shareholders of both companies in similar ways. These are referred to as “Joint Decisions”. Approval of this transaction is a “Joint Decision” matter and as such, shareholders of both Rio Tinto Limited and Rio Tinto plc will be asked to vote on the resolutions to be put to shareholders today, and their votes will be aggregated as a joint electorate. Now, I am sure you will be aware of the background to the transaction from our public statements over the past few weeks and the shareholder circular, but let me provide some context to this general meeting today. The Western Range Joint Venture and associated offtake agreement present the opportunity for Rio Tinto to extend its valuable relationship with Baowu, which has continued for more than four decades. The existing Bao-Hi Joint Venture - which we entered into with Baowu in 2002 - has been a key component of that relationship, and has enabled the development and success of the Eastern Range Mine in the Pilbara. Baowu is an important strategic partner for Rio Tinto, including in relation to collaboration on research and development projects to reduce carbon emissions and improve environmental performance across the steel value chain. We announced in 2019 that we had entered into a Heads of Agreement with Baowu to discuss a potential joint venture with respect to the Western Range deposit in the Pilbara. We are extremely pleased to have reached agreement on the joint venture and associated offtake with Baowu, and to invest US$2 billion jointly to develop the Western Range Mine. The joint venture is for the production of 275 million tonnes of iron ore over approximately 13 years, which will be supported by a long term iron ore sales agreement with Baowu at market prices for up to a total of 126.5 million tonnes, representing Baowu’s equity interest in the Western Range Joint Venture production. Rio Tinto’s share in the joint venture will be 54%, and Baowu’s will be 46%. This development underpins Rio Tinto’s commitment to investing in new mines in Australia, supporting employment and economic development in the region. The construction phase will support approximately 1,600 jobs, with the mine requiring about 800 ongoing operational roles which are expected to be filled by existing workers transitioning from other sites in the Paraburdoo mining hub. Rio Tinto has worked closely with the Yinhawangka People, who are the Traditional Owners on whose country Western Range is situated, to develop a Social and Cultural Heritage Management Plan for the project. The co‑developed management plan and mine design ensures the protection of significant social and cultural heritage values at Western Range. Developing Western Range also secures further sources of Brockman type iron ore for inclusion in Rio Tinto’s flagship ‘Pilbara Blend’ iron ore products and supports Rio Tinto’s existing Pilbara iron ore production capacity. The transaction is subject to all conditions precedent being satisfied, as set out in the shareholder circular, including your approval as shareholders. Subject to satisfaction of those conditions, the transaction would be expected to be finalised later this year and, following receipt of all necessary approvals, construction is expected to commence in 2023.

Notice to ASX/LSE Page 3 of 4 As required by the ASX Listing Rules, Rio Tinto has obtained an Independent Expert’s Report prepared by Deloitte, which has concluded that the terms of the transaction are fair and reasonable to independent shareholders. The full report was contained in the circular to shareholders. You will see from the notices of meeting that are set out in your shareholder circular that there are two resolutions for your consideration today. Both resolutions are proposed as ordinary resolutions and require a simple majority of votes cast. All voting will be decided by way of a poll. Resolution 1 seeks shareholder approval to enter into the transaction for all purposes, including for the purpose of ASX Listing Rule 10.1, which regulates transactions with parties in a position of influence, such as related parties or their associates. Resolution 2 seeks shareholder approval for certain transactions with Baowu or its associates that are specifically contemplated by the Western Range Joint Venture documents, and for which approval by Rio Tinto shareholders may be required under the ASX Listing Rules, depending on the value and the nature of the transactions. By way of example, these potential ‘future transactions’ relating to the joint venture include: • An exercise of standard pre-emptive rights provisions in the joint venture documents; and • A right for Rio Tinto to purchase the assets of the JV on termination of the joint venture, at fair value based on independent expert valuations. The full list of ‘future transactions’ to which this resolution relates is set out in the shareholder circular. Importantly, Resolution 2 seeks approval for these future transactions for the purposes of ASX Listing Rule 10.1 only. If any of the future transactions required other regulatory or shareholder approvals, Rio Tinto would need to seek those at the relevant time. As the potential future transactions are incidental to the Western Range Joint Venture, Resolution 2 is conditional on Resolution 1 being passed with the required majority, but Resolution 1 is not conditional on Resolution 2 being passed. The Board considers the transaction is in the best interests of shareholders and unanimously recommends that you vote in favour of both Resolutions. Each Director who beneficially holds Rio Tinto Shares intends to vote in favour of both Resolutions in respect of their beneficial holdings. I will now take questions. [Q&A] I would like to thank all of you for your participation in today’s meeting and continued support of Rio Tinto. I now declare the meeting closed.

Notice to ASX/LSE Page 4 of 4 Contacts Please direct all enquiries to media.enquiries@riotinto.com Media Relations, UK Matthew Klar M+ 44 7796 630 637 David Outhwaite M +44 7787 597 493 Media Relations, Americas Simon Letendre M +1 514 796 4973 Malika Cherry M +1 418 592 7293 Investor Relations, UK Menno Sanderse M: +44 7825 195 178 David Ovington M +44 7920 010 978 Clare Peever M +44 7788 967 877 Media Relations, Australia Matt Chambers M +61 433 525 739 Jesse Riseborough M +61 436 653 412 Investor Relations, Australia Tom Gallop M +61 439 353 948 Amar Jambaa M +61 472 865 948 Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2000 Registered in England No. 719885 Rio Tinto Limited Level 43, 120 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404 This announcement is authorised for release to the market by Steve Allen, Rio Tinto’s Group Company Secretary. riotinto.com